CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES SERVED WITH STATEMENTS OF CLAIM

For Release: 6am, Tuesday, September 11, 2007

EDMONTON, AB (September 11, 2007) CV Technologies Inc. (TSX:CVQ) has been served with Statements of Claim in two co-ordinated class actions commenced simultaneously in Ontario and Alberta against the Company and certain officers and directors and the Company's former auditors. The lawsuits seek certification of a national class action on behalf of any persons who acquired the Company's securities between December 11, 2006 and March 23, 2007. As referenced in the July 23, 2007 news release, the proposed class actions relate to allegations concerning CVQ's audited financial statements for the year ended September 30, 2006, and its interim unaudited financial statements for the first quarter of fiscal 2007. The proposed class actions allege the financial statements for those periods were misleading.

The matters raised in the class actions are, at this stage, unproven allegations that will be vigorously defended. Leave of the Ontario and Alberta Courts has not been granted for the proposed class actions to proceed as secondary market securities class actions and have not been certified as class actions in either Province.

ABOUT CV TECHNOLOGIES INC.

CV Technologies is a global leader in the development and commercialization of naturally derived, evidence-based, natural therapeutics for disease prevention and health maintenance. Its lead product - COLD-fX® – approved by Health Canada, prevents and relieves cold and flu infections by strengthening the immune system. It is Canada's #1 selling cold and flu remedy (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 weeks ending June 9, 2007).

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments related to the defense of the lawsuit and the successful outcome of any defense. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are

expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: September 12, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1157329
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	September 11,2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Insider transaction detail - View details for issuer

2007-09-04 10:36 ET

Transactions sorted by : **Insider**
Issuer name : **cv technologies (Starts with)**
Filing date range : **August 1, 2007 - August 31, 2007**
Debt securities : **Convertible Debentures**
Equity securities : **Common Shares, Units**
Issuer derivatives : **Options, Warrants, Other**
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Buddle, Harold William

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

1030166	2007-08-16	2007-08-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	1.2300	36,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1030167	2007-08-16	2007-08-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+3,500	1.2200	40,000						
1030169	2007-08-16	2007-08-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+4,500	1.1800	44,500						

Insider name: Michaels, Gary Warren

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1029233	2007-08-14	2007-08-22	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+1,800	1.0800	6,800						
1029234	2007-08-14	2007-08-22	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+5,000	1.0900	11,800						
1029235	2007-08-14	2007-08-22	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+3,200	1.1000	15,000						

Insider name: Pittman, Frederick James Joseph

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1033926	2007-07-16	2007-08-31	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
1033927	2007-08-24	2007-08-31	Direct Ownership :	50 - Grant of options	+200,000		200,000		1.2400	2012-11-24	Common Shares	+200,000	200,000

Insider name: Rea, John Anthony

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)													
1025562	2007-08-15	2007-08-16	Direct Ownership :	50 - Grant of options	+25,000		35,000		1.2500	2013-08-15	Common Shares	+25,000	35,000

Insider name: Sutherland, Sharla Kae

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)													
1025262	2007-08-15	2007-08-16	Direct Ownership :	50 - Grant of options	+25,000		115,000		1.2500	2013-08-15	Common Shares	+25,000	115,000

END